Exhibit 12.1

Bonanza Creek Energy, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Three Months Ended March 31,		Year Ended December 31,
	Pro forma	Historical	Pro forma	Historical
	2013	2013	2012	2012	2011	2010	2009	2008
Earnings
Income (loss) from continuing operations before taxes	$18,330	$18,330	$74,562	$74,562	$27,499	$10,421	$(130,234)	$108,064
Plus: Fixed charges	5,361	1,963	21,442	4,133	4,017	26,920	24,544	18,213
Pro forma adjustments:
Plus : Reduction in revolver interest expense	1,963	—	4,133	—	—	—	—	—
Less: Interest expense on Senior Notes	(5,148)	—	(20,592)	—	—	—	—	—
Less: Amortization of Senior Notes costs	(213)	—	(850)	—	—	—	—	—

Earnings, as defined	$20,293	$20,293	$78,695	$78,695	$31,516	$37,341	$(105,690)	$126,277

Fixed charges
Interest expense	$1,963	$1,963	$4,133	$4,133	$4,017	$26,920	$24,544	$18,213
Pro forma adjustments:
Less: Reduction in revolver interest expense	(1,963)	—	(4,133)	—	—	—	—	—
Plus: Interest expense on Senior Notes	5,148	—	20,592	—	—	—	—	—
Plus: Amortization of Senior Notes costs	213	—	850	—	—	—	—	—

Fixed charges, as defined	$5,361	$1,963	$21,442	$4,133	$4,017	$26,920	$24,544	$18,213

Ratio of earnings to fixed charges	3.8x (1)	10.3x	3.7x (1)	19.0x	7.8x	1.4x	— (2)	6.9x

(1)              Because the net proceeds of the offering of the old notes were used to repay indebtedness and because the interest on the old notes is higher than the interest on our repaid indebtedness, our ratio of earnings to fixed charges changed by 10% or more. Earnings for the year ended December 31, 2012 and the three months ended March 31, 2013 covered fixed charges by $74.6 million and $18.3 million, respectively. After giving effect to the application of the net proceeds of the offering of the old notes, our pro forma ratio of earnings to fixed charges for the year ended December 31, 2012 and the three months ended March 31, 2013 would have been 3.7x and 3.8x, respectively.

(2)              For the year ended December 31, 2009, earnings were inadequate to cover fixed charges and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $130.2 million for the year ended December 31, 2009.